Great Wolf Resorts, Inc.

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings

Amounts in thousands

		Year Ended 12/31/2011	Year Ended 12/31/2010	Year Ended 12/31/2009	Year Ended 12/31/2008	Year Ended 12/31/2007
Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings
Earnings:
Add:	Pre-tax income/loss from continuing operations before adjustment for noncontrolling interest or income/loss from equity investees	$(25,220)	$(55,390)	$(27,863)	$(45,378)	$(9,819)
	Fixed charges	53,095	53,983	41,749	33,861	24,390
	Amortization of capitalized interest	4,081	4,095	4,355	3,336	1,882
	distributed income of equity investees	—	—	—	—	—
	your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

		31,956	2,688	18,241	(8,181)	16,453
Less:	Interest capitalized	—	—	1,761	4,714	9,277
	preference security dividend requirements of consolidated subs	—	—	—	—	—
	Noncontrolling interest in pre-tax loss of subidiaries that have not incurred fixed charges	(19)	(9)	—	—	(763)

		(19)	(9)	1,761	4,714	8,514

	Total Earnings	$31,975	$2,697	$16,480	$(12,895)	$7,939

Fixed Charges:
	Interest expensed	$47,902	$45,540	$33,304	$26,645	$14,241
	Interest capitalized	—	—	1,761	4,714	9,277
	Amortized premiums/discounts	—	—	—	—	—
	Amortized capitalized expense related to indebtedness	5,193	8,443	6,684	2,502	872
	Estimate of the interest within rental expense	—	—	—	—	—
	Preference security dividend requirements of consolidated subs	—	—	—	—	—

Total Fixed Charges		$53,095	$53,983	$41,749	$33,861	$24,390

Preferred Stock Dividends		—	—	—	—	—
Ratio of earnings to fixed charges(1)		0.60	0.05	0.39	(0.38)	0.33
Ratio of fixed charges and preferred stock dividends to earnings(1)		1.66	20.01	2.53	(2.63)	3.07
(1) Fixed charges in excess of earnings		$21,120	$51,286	$25,269	$46,756	$16,451